Exhibit 99.2

Haoxi Health Technology Limited Announces Closing of $9,600,000 Initial Public Offering

BEIJING, Jan. 30, 2024 (GLOBE NEWSWIRE) --- Haoxi Health Technology Limited (the “Company” or “HAO”), an online marketing solution provider headquartered in Beijing, China, today announced the closing of its initial public offering (the “Offering”) of 2,400,000 Class A ordinary shares (the “Ordinary Shares”) at an initial public offering price of $4.00 per share for total gross proceeds of $9,600,000, before deducting underwriting discounts and other offering expenses. The Offering closed on January 30, 2024, and the Ordinary Shares began trading on Nasdaq Capital Market on January 26, 2024, under the ticker symbol “HAO”. The Company has granted EF Hutton LLC (“EF Hutton”), the representative of the underwriters, an option, within 45 days from the closing date of the Offering, to purchase up to an additional 360,000 Ordinary Shares at the public offering price, less underwriting discounts, to cover the over-allotments, if any. The Offering has been conducted on a firm commitment basis.

EF Hutton acted as the sole bookrunner for the Offering. Hunter Taubman Fischer & Li LLC acted as U.S. counsel to the Company, and Pryor Cashman LLP acted as U.S. counsel to EF Hutton, in connection with the Offering.

The Company intends to use the proceeds from this Offering for 1) working capital and general corporate purposes; 2) acquiring or investing in technologies, solutions, or businesses; and 3) hiring experienced employees.

The registration statement on Form F-1 (File No. 333-274214) relating to the Offering, as amended, was filed with the U.S. Securities and Exchange Commission (the “SEC”) initially on August 25, 2023, and was declared effective by the SEC on January 25, 2024. The Offering was made only by means of a prospectus. Copies of the final prospectus related to the Offering may be obtained, from EF Hutton, Attn: Syndicate Department, 590 Madison Avenue, 39th Floor, New York, NY 10022, or via email at syndicate@efhutton.com or telephone at (212) 404-7002. In addition, a copy of the final prospectus can also be obtained via the SEC’s website at www.sec.gov.

Before you invest, you should read the prospectus and other documents the Company has filed or will file with the SEC for more information about the Company and the Offering. This press release shall not constitute an offer to sell or the solicitation of an offer to buy the securities described herein, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About Haoxi Health Technology Limited

Haoxi Health Technology Limited is a Beijing-headquartered online marketing solution provider in China, specializing in serving healthcare industry advertiser clients. The Company’s growth is driven by the rise of news feed ads and the rapid development of the healthcare sector. The Company offers one-stop online marketing solutions, especially in online short video marketing, helping advertisers acquire and retain customers on popular platforms in China, such as Toutiao, Douyin, WeChat, and Sina Weibo. It is dedicated to reducing costs, increasing efficiency, and providing easy online marketing solutions to advertisers. For more information, please visit: http://ir.haoximedia.com.

Forward-Looking Statement

This press release contains forward-looking statements. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. When the Company uses words such as “may,” “will,” “intend,” “should,” “believe,” “expect,” “anticipate,” “project,” “estimate” or similar expressions that do not relate solely to historical matters, it is making forward-looking statements. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties that may cause the actual results to differ materially from the Company’s expectations discussed in the forward-looking statements. These statements are subject to uncertainties and risks including, but not limited to, the uncertainties related to market conditions and the completion of the initial public offering on the anticipated terms or at all, and other factors discussed in the “Risk Factors” section of the registration statement filed with the SEC. For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Additional factors are discussed in the Company’s filings with the SEC, which are available for review at www.sec.gov. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof.

For more information, please contact:

Representative of the underwriters

EF Hutton LLC

Ms. Stephanie Hu, Head of Asia, Investment Banking

Email：syndicate@efhutton.com

Investor Relations

WFS Investor Relations Inc.

Janice Wang, Managing Partner

Email: services@wealthfsllc.com

Phone: +86 13811768599

+1 628 283 9214